UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cash App Investing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 SW 6th Avenue, 11th Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMMY CAO WETTERWALD (510) 919-7906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

560 Mission Street, Suite 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ciaran O'Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of MARCH 11, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

Ciaran O'Kelly
Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEASE SEE AT ACKNOWLEDGEM FROM NOTARY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 11 day of March, 2021, by Ciaran O'Kelly,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHELLE MEJIA
COMM. # 2254284
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. AUG. 14, 2022
MGC1

(Seal) Signature [signature]

TACHED
ENT/JURAT
PUBLIC

CASH APP INVESTING, LLC

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2020

TABLE OF CONTENTS

Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, CA 94105
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Directors of Cash App Investing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cash App Investing, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2019.
March 11, 2021

CASH APP INVESTING, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2020
ASSETS	
Cash and cash equivalents	$ 2,527,182
Receivable from clearing broker	301,025
Prepaid expenses and other current assets	61,262
TOTAL ASSETS	$ 2,889,469
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 784,592
TOTAL LIABILITIES	$ 784,592
TOTAL MEMBER'S EQUITY	2,104,877
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,889,469

The accompanying notes are an integral part of the Statement of Financial Condition

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

Cash App Investing, LLC (the "Company") is a Delaware registered limited liability company and is a wholly owned subsidiary of Square, Inc. ("Square" or the "Parent"). The Company is headquartered in Portland, Oregon, and operates as a registered broker-dealer with the U.S. Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company currently is an introducing broker dealer providing Square's Cash App users a suite of application programming interfaces (APIs) that provide them the ability to trade in equities through a partnership with a third party clearing broker. The Company conducts business on a fully disclosed basis and clears through DriveWealth LLC ("DriveWealth").

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity and Going Concern

The Company has not been profitable and has been dependent on the Parent to continue to fund its operations and meet its obligations as they fall due. The Parent has agreed to provide financial support for at least 12 months from the date of this report to enable the Company to continue its operations and meet its obligations as they become due. Without the support of the Parent, it would be unlikely for the Company to continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Use of Estimates

The preparation of the statement of financial condition in accordance with Generally Accepted Accounting Principles in the United States of American ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

Significant estimates, judgments, and assumptions in the statement of financial condition include, but are not limited to, contingencies and assessing the likelihood of adverse outcomes from claims and disputes.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash balances at various financial institutions. These deposits may exceed the maximum insurance coverage level provided by the Federal Deposit Insurance Corporation. No cash equivalents were held as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration for cash and cash equivalents is mitigated by banking with credit worthy institutions. At certain times, amounts on deposit exceed federal deposit insurance limits.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

- Level 2 Inputs: Other than quoted prices included in Level 1 Inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2020, the Company has no financial assets and liabilities that are measured at fair value on a recurring basis.

The carrying amounts of certain financial instruments deposited at a clearing broker-dealer approximate their fair values due to their short-term nature.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include outstanding invoices, accrued audit fees, accrued clearing fees, and accrued data market fees.

Income Taxes

Income taxes on the Company's income are levied at the member level as the Company is classified as a single-member LLC that is a disregarded entity for federal and state tax purposes. There is no tax-sharing arrangement between the Company and the member, no dividends have been paid by the Company to the member for tax reimbursements, and the Company has no present intention to enter into a tax-sharing arrangement or distribute dividends to the member for tax.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2020, the FASB issued ASU 2020-10, *Codification Improvements*. The update provides incremental improvements on various topics in the Codification to provide clarification, correct errors in, and simplification on a variety of topics. Among other things, the guidance includes presentation disclosures for the amount of income tax expense or benefit related to other comprehensive income. The amendments are effective for public entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption to have a material impact on the Company's statement of financial condition.

NOTE 2 - Receivable from Clearing Broker

The Company has entered into a fully disclosed clearing agreement with DriveWealth for the purposes of executing and clearing securities transactions and carrying accounts on behalf of its customers. As of December 31, 2020, the Company has a balance of $301,025 in its accounts with DriveWealth. Included within the balance is a clearing deposit of $250,265 maintained with DriveWealth. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of the clearing arrangement.

Note 3 - Accounts Payable and Accrued Expenses

	December 31, 2020
Accrued invoices	$ 108,499
Accrued clearing fees	583,096
Accrued data market fees	92,997
Total	$ 784,592

NOTE 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1(and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1). The Company's net capital ratio was 0.38 to 1.

As of December 31, 2020, the Company had net capital, as defined, of $2,044,337, which exceeds the minimum net capital required of $100,000 by $1,944,337. The Company did not have any indebtedness as of December 31, 2020.

NOTE 5 - Guarantees and indemnification agreements

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. As of December 31, 2020, the Company has no guarantees or indemnification agreements outstanding.

NOTE 6 - Rule.15c3-3 Exemption

Under its membership agreement with FINRA, the Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

NOTE 7 - Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent. In February 2019, the Company entered into an expense sharing agreement ("ESA") with its Parent. The ESA requires that the Parent shall provide funds to support the Company for regular and ongoing operations as obligations become due. The Parent will be responsible for costs attributable to the services set forth in the ESA, including but not limited to rent and all facilities cost, supplies, and allocation of employee time dedicated to Company activities.

For the year ended December 31, 2020, the Parent company paid $6,150,715 on behalf of the Company which has been recognized in Member's equity as additional capital contribution.

In addition to the ESA, the Company has a brokerage technology product license and maintenance agreement with its Parent which grants the Company a license to use the brokerage technology product to operate its platform. As compensation for the license, the Company is required to pay a monthly fee to its Parent, the greater of the number of the Company's employees multiplied by $100, or $2,100.

NOTE 8 - Member's Equity

For the year ended December 31, 2020, the Company recorded a credit to member's equity of $11,950,715 representing equity contributions by the Parent of $5,800,000 and costs paid by the Parent on behalf of the Company of $6,150,715 mentioned in Note 7.

Note 9 - Commitments and Contingencies

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company cannot at this time fairly estimate a reasonable range of exposure, if any, of the potential liability with respect to these other matters. While we do not expect this matter to have a material impact on our financial condition, nor do we currently subject to any other formal proceedings that we would expect to have a material impact on our financial condition, there can be no assurance that such actions will not be taken in the future. As of December 31, 2020, the Company has not recorded any material loss contingencies in the statement of financial condition.

NOTE 10 - Subsequent Events

At the time of issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's statement of financial condition are uncertain. The Company is unaware of any known material risk to the stability of its statement of financial condition caused by these uncertainties and the effect they have on the Company's customers and counterparties. The Company has performed an evaluation of subsequent events through the date that the statement of financial condition was issued. The Company has entered into an Intercompany Mutual Services agreement with Square Inc. in which it will receive brokerage services fees from Square. The agreement is effective as of January 1, 2021. In addition, the Company has amended its Carrying Agreement with its carrying broker dealer, DriveWealth LLC, in which it will no longer be receiving payment for order flow rebates starting January 31, 2021.